Exhibit 99.1

56 Temperance Street,
Suite501
Toronto, Ontario
M5H 3V5 CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

Gammon Gold Reports Record Earnings and Operating Cash Flow

Toronto, March 23, 2011: Gammon Gold Inc. ("Gammon") (TSX:GAM) (NYSE:GRS): Gammon is pleased to report financial results from the fourth quarter and year-ended December 31, 2010. All amounts are in U.S. dollars unless otherwise indicated.

Gammon concluded the fourth quarter with Company-wide record revenues, record operating cash flow, record margins, a strong cash balance, new discoveries and increased Reserves and Resources at its Ocampo and El Cubo projects, with development activities at the El Cubo slated to resume next month.

Company-Wide Quarterly and Subsequent Highlights

  Net earnings of $23.5 million, or $0.17 per share

  Record operating cash flow of $35.6 million, or $0.26 per share

  Net free cash flow7 of $7.1 million, or $0.05 per share

  Cash balance of $113.1 million

  Available liquidity of approximately $160.7 million

  Addition to company-wide year-end Reserves of 18% before mining depletion, or 9% post mining depletion

  Addition to company-wide year-end Measured and Indicated Resources of 47%

  El Cubo to resume operations under a more productive Collective Agreement

Ocampo Quarterly Highlights

  Record earnings before other items of $33.6 million
  Record operating cash flow of $41.9 million
  Net free cash flow of $15.0 million
  Gold equivalent production of 51,199 ounces at cash costs of $427 per ounce1 for a record margin of $954 (69%) per gold equivalent ounce1

  Gold production of 29,384 ounces at cash costs of negative $388 per ounce2 for a record margin of $1,769 (128%) per gold ounce2

  Silver production of 1,199,829 ounces at cash costs of negative $15.21 per ounce3  for a record margin of $42.61 (156%) per silver ounce3

  Record production at the North-East underground mine of 1,671 tonnes per day

  Commissioned second underground mine, Santa Eduviges, in late December

  Identified new Reserves of 398,000 gold equivalent ounces4

"The Ocampo team has delivered a set of record results for the mine and the company including $116 million in operating cash flow in 2010. We have achieved consecutive quarter over quarter improvements throughout 2010, de-risked the operation through a dedicated capital re-investment program and increased our Reserve and Resource base." stated René Marion, President and Chief Executive Officer, "In 2011, we anticipate Ocampo’s strong performance will continue where we will not only benefit from the expected strong gold price environment but will continue to leverage our considerable silver production to the strongly appreciating silver price. In the coming months, we will also recommence production at El Cubo and advance our portfolio of development and exploration properties for the benefit of our shareholders."

Corporate Highlights

  On Feb. 23, 2011, the Company announced a new Collective Agreement at the El Cubo mine. The Company believes this new agreement will allow for improved productivity and cost reductions. Operating supplies and mobile equipment began arriving during the week of March 14. Underground development work is expected to begin in April.

  On Feb. 28, 2011, the Company announced a company-wide pre-depletion increase of 459,000 gold equivalent ounces4 (18%) to Proven and Probable Reserves estimates and a pre-depletion increase of 238,000 (47%) gold equivalent ounces1 to Measured and Indicated Resources. This represents the first increase in reserves and resources since the Ocampo mine was commissioned.

  Underground mine productivity at Ocampo in January and February continues to exceed targets, reporting an average rate of 1,877 tonnes per day
  The second underground mine at Ocampo, Santa Eduviges, was commissioned in late December, 2010 and continues to ramp-up in production during January and February.
  The three-phased mill expansion at Ocampo was completed in the third quarter of 2010 that increased processing capacity by 127% from 2007 processing rates.
  The conversion of the Ocampo heap leach facility to a valley leach design was completed during 2010 and provided an additional 10 million tonnes of stacking capacity.

  The Company appointed four new independent directors to the board including Mr. Colin K. Benner (Chairman), Mr. Richard M. Colterjohn, Mr. Alan R. Edwards and Mr. Joseph G. Spiteri, all of whom bring a wealth of mining experience and possess solid industry reputations.

  The Company also appointed Ambassador Martha I. Lara-Alatorre of Mexico as Government Relations Advisor to its Board of Directors. As an elected official and career diplomat, Ambassador Lara-Alatorre worked in public service and the Mexican Foreign Service from 1971 until December 2007.

(in thousands, except ounces and total cash costs)	OCAMPO		EL CUBO
THREE MONTHS ENDED DECEMBER 31	2010	2009	2010	2009
Gold ounces sold	28,207	29,463	-	8,786
Silver ounces sold	1,170,723	1,125,069	-	384,442
Gold equivalent ounces sold (realized)[5]	51,439	47,539	-	14,923
Gold ounces produced	29,384	27,932	-	8,897
Silver ounces produced	1,199,829	1,068,731	-	396,367
Gold equivalent ounces produced (realized)[5]	53,030	45,167	-	15,240
Revenue from mining operations	$71,017	$51,783	-	$16,437
Mine standby costs	-	-	$1,413	-
Net earnings / (loss) before other items	$33,636	$22,254	$(1,736)	$3,635
Cash flow from operations	$41,894	$34,840	$(2,959)	$8,399
Total cash costs per gold equivalent ounce (realized)[5,7]	$411	$384	-	$643
Total cash costs per gold ounce[2,7]	$(388)	$(51)	-	$320
Gold equivalent ounces sold (55:1)[1]	49,493	49,918	-	15,776
Gold equivalent ounces produced (55:1)[1]	51,199	47,363	-	16,103
Total cash costs per gold equivalent ounce (55:1)[1,7]	$427	$366	-	$608

(in thousands, except ounces and total cash costs)	OCAMPO		EL CUBO
YEAR ENDED DECEMBER 31	2010	2009	2010	2009
Gold ounces sold	100,615	105,818	11,160	27,185
Silver ounces sold	4,415,308	3,976,304	555,469	1,170,280
Gold equivalent ounces sold (realized)[6]	173,716	166,071	19,713	44,782
Gold ounces produced	103,220	108,467	10,844	27,842
Silver ounces produced	4,417,413	3,982,175	536,457	1,183,339
Gold equivalent ounces produced (realized)[6]	176,458	168,494	19,108	45,578
Revenue from mining operations	$215,717	$162,579	$22,549	$44,222
Mine standby costs	-	-	$9,214	$1,905
Net earnings / (loss) before other items	$89,616	$54,240	$(10,018)	$(327)
Cash flow from operations	$116,108	$87,182	$(3,434)	$12,874
Total cash costs per gold equivalent ounce[6]	$440	$417	$826	$630
Total cash costs per gold ounce[2,7]	$(146)	$95	$587	$390
Gold equivalent ounces sold (55:1)[1]	180,893	178,114	21,259	48,463
Gold equivalent ounces produced (55:1)[1]	183,537	180,871	20,596	49,357
Total cash costs per gold equivalent ounce (55:1)[1,7]	$423	$389	$766	$582

1 Using the Company’s long-term gold equivalency ratio of 55:1.
2 Using silver revenues as a by-product cost credit.
3 Using gold revenues as a by-product cost credit.
4 Using the reserve metal prices of $1,025/oz for gold and $16.60/oz for silver for a gold to silver ratio of 61.75:1.
5 Using the realized gold equivalency ratio of 50:1 in 2010 and 62:1 in 2009.
6 Using the realized gold equivalency ratio of 61:1 in 2010 and 66:1 in 2009
7 Non-GAAP measures are described on page 31 of the 2010 Management’s Discussion and Analysis

Audited Financial Statements and Management’s Discussion and Analysis

The audited financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.gammongold.com or under the Company’s profile on www.sedar.com. The Company’s Form 40-F containing the complete audited financial statements has also been filed with the Securities and Exchange Commission at http://www.sec.gov/edgar.shtml. Upon request, the Corporation will provide a hard copy of the Company’s complete audited financial statements free of charge.

Conference Call and Webcast

The Company’s audited year-end financial results for the period ended December 31, 2010 will be released before the market open on Wednesday, March 23, 2011. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, March 24, 2011 starting at 10:00 am Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:
•	Canada & US Toll Free:	1-(888) 231-8191
•	International & Toronto:	1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End 2010 Results Conference Call.

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, March 31, 2011 by dialing the appropriate number below:

•	Local Toronto Participants: 1-416-849-0833	Passcode: #40954049
•	North America Toll Free: 1-800-642-1687	Passcode: #40954049

Archive Webcast:
The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3390640 or via the Company’s website at www.gammongold.com.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Mine is located in Chihuahua State. Gammon also owns the El Cubo Mine in Guanajuato State, which is undergoing re-commissioning, and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north and east of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera Gold Project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Guadalupe y Calvo, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.